UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         BONNEVILLE PACIFIC CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                               CUSIP No. 098904105
                                 (CUSIP Number)

                                C. Derek Anderson
                         Plantagenet Capital Fund, L.P.
                               220 Sansome Street
                                    Suite 460
                         San Francisco, California 94104
                                 (415) 433-6536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 36 Pages
                         Exhibit Index Found on Page 21

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Fund, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         858,300
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      858,300
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         858,300
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         7.4 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 36 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         858,300
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      858,300
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         858,300
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         7.4 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 36 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Management, L.L.C.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         858,300
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      858,300
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         858,300
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         7.4 %
---------======================================================================
   14    Type of Reporting Person*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 36 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Anderson Capital Management, Inc.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         115,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      115,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         115,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.0 %
---------======================================================================
   14    Type of Reporting Person*

         IA, CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 36 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

          John Zappettini
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         858,300
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      858,300
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         858,300
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         7.4 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 36 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Patricia Love Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO, PF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      1,500
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         115,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      1,500
                ------=========================================================
                 10   Shared Dispositive Power

                      115,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         116,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.0 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 36 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         C. Derek Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO, AF, PF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      245,000
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         973,300
 Owned By Each
   Reporting
 Per.son With
                ------=========================================================
                  9   Sole Dispositive Power

                      245,000
                ------=========================================================
                 10   Shared Dispositive Power

                      973,300
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,218,300
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         10.5 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 36 Pages

      This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on October 14, 1997 (collectively, with all amendments thereto, the "Schedule 13D").

Item 3.  Source and Amount of Funds and Other Consideration.

      Item 3 of the Schedule 13D is amended and supplemented by the following:

      The net investment cost (including commission) is approximately $544,812.50 for the 333,500 Shares acquired by Plantagenet since the filing of the prior Schedule 13D. The net investment cost (including commission) is approximately $129,129.50 for the 115,000 Shares held by the accounts managed by ACM.

      The consideration for such acquisitions was obtained as follows: (i) with respect to the Shares purchased by Plantagenet, from the working capital contributed by the limited partners of the partnership; and (ii) with respect to the Shares held by the accounts managed by ACM, from the working capital of such accounts.

Item 4. Purpose of the Transaction.

      Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

      The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by Plantagenet, the accounts managed by ACM, P. Anderson and Anderson were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

      Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

                               Page 9 of 36 Pages

      On July 2,  1998,  the U.S.  Bankruptcy  Court for the  District  of Utah,
Central Division (the "Bankruptcy Court") approved the Trustee's Plan of Reorganization (the "Plan") for the Company and the Disclosure Statement related thereto, and directed that the Plan be submitted for approval by claimholders in the Company's reorganization proceedings (the "Proceedings"). Immediately prior to such date, on July 1, 1998, Anderson had sought to postpone the Bankruptcy Court's decision to approve or disapprove the Plan by filing with the Court the Ex Parte Motion of C. Derek Anderson Requesting Continuance of July 1, 1998 Hearing (the "Motion"). Anderson sought to obtain this postponement in order to submit an alternative Plan of Reorganization. Although the Motion was not granted, Anderson intends to continue to support the course of action laid out in the Motion and in the two Declarations filed with the Motion, one by Tim McParlan and one by Paul T. Bennett (the "McParlan Declaration" and the "Bennett Declaration," respectively). The Motion, the McParlan Declaration and the Bennett Declaration are attached as Exhibits 1-3, respectively, pursuant to
Section 7 of the Schedule 13D.

       Anderson's support of such course of action is based on the following facts. On June 29, 1998, Anderson introduced Indeck Energy Services, Inc. ("Indeck"), a developer, owner and operator of independent power projects (see the McParlan Declaration for further information regarding Indeck), to the Trustee appointed in the Proceedings as a potential strategic investor in the Company. Anderson believes that Indeck and the Trustee are currently in negotiations to discuss Indeck's potential infusion of at least $30,000,000 of cash into the Company in exchange for controlling interest in the reorganized Company.

      Anderson is not a party to the negotiations between Indeck and the Trustee. As set forth in the Bennett Declaration, Indeck has previously asked the Trustee to amend the Plan to provide for:

      i) Cash payment by Indeck of at least $30,000,000 for a majority equity share of the reorganized Company in order to operate the Company under a new business plan (final valuation subject to due diligence);

      ii) Seven member Company Board of Directors, four of whom would be appointed by Indeck and three by minority Shareholders;

      iii)  Cancellation  of existing  Trustee  and  Treasury  Shares;

                               Page 10 of 36 Pages

      iv) Cash payment in lieu of payment in Shares to Junior Creditors in the Proceedings (such proposed cash payment to be equal to 60% of the value of the stock settlement offered under the current Plan);

      v) Voting on Plan confirmation by Class 11 (which class is comprised of current Shareholders all of whom are currently not entitled to vote on confirmation); and

      vii)  Reimbursement of fees and expenses to Indeck and Anderson.

      See the Bennett Declaration for a more detailed discussion of the Plan revisions requested as of June 30, 1998.

      Anderson supports Indeck's investment in the Company (pursuant to the terms and conditions discussed as of the date hereof) and the requested changes to the Plan referenced above. Anderson expects to continue to help facilitate the consummation of the above-described transaction.

      Certain of the Reporting Persons are currently engaged in negotiations to purchase certain claims of junior creditors in the Proceeding. The Reporting Persons any time and from time to time may acquire such claims or certain claims of other creditors in the Proceeding. The Reporting Persons may dispose of any or all of such claims (if purchased) depending upon an ongoing evaluation of the investment in the Company, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other considerations. No Reporting Person has made a determination regarding a maximum or minimum amount of claim which it may hold at any point in time. If the Reporting Persons do acquire any such creditor claims, such Reporting Persons may be able to exercise any voting rights in the Proceedings associated with such claims.

      In addition, as reported in the prior Schedule 13D, Anderson has filed in the Bankruptcy Court, an adversary proceeding (the "Adversary Proceeding") against one of the Company's senior creditors seeking a judgment declaring that senior creditors are not entitled to any (or limited) post-petition interest. In the Conditional Letter Agreement entered into by the Company, certain of its creditors and the Bankruptcy Trustee, alternative treatment of the post-petition interest was proposed. For further information on such alternative treatment or the Conditional Letter Agreement, see the Form 8-K filed by the Company with the Securities and Exchange Commission

                               Page 11 of 36 Pages
on or about January 5, 1998 or see the Conditional Letter Agreement filed by the Bankruptcy Trustee with the Bankruptcy Court on December 31, 1997. As of the date of this filing, the Bankruptcy Court has not rendered a decision in the matter of the Adversary Proceeding, nor has it accepted or rejected the terms and conditions set forth in the Conditional Letter Agreement.

      Also, consistent with their investment intent, the Reporting Persons have engaged in and may continue to engage in communications with one or more shareholders of the Company, one or more creditors of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, the Trustee and/or Indeck regarding the Company, including but not limited to the Company's operations, the Adversary Proceedings, the Conditional Letter Agreement or the resolution of the bankruptcy proceedings.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issues

      Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

      A.  Plantagenet Capital Fund, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 11,600,000 Shares outstanding reported by the Company in its Form 10-Q for the period ended June 30, 1997.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares entered into by Plantagenet in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP.

                               Page 12 of 36 Pages

                  Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      B.  Plantagenet Capital Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCP is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      C.  Plantagenet Capital Management, L.L.C.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCMLLC is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      D.  Anderson Capital Management, Inc.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ACM is incorporated herein by reference.

            (c) There have been no transactions in the Shares in the prior 60 days.

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      E.  John Zappettini

                               Page 13 of 36 Pages

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Zappettini is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      F.  Patricia Love Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for P. Anderson is incorporated herein by reference.

            (c) P. Anderson has not consummated any transactions in the Shares in the prior 60 days.

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      G.  C. Derek Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for C. Derek Anderson is incorporated herein by reference.

            (c) Anderson has not consummated any purchase or sale of the Shares in the prior 60 days. The transfer dates and number of Shares transferred for all transactions in the prior 60 days which were neither purchases nor sales are set forth on Schedule B hereto and are incorporated herein by reference. All of such transfers were transfers for no consideration to members of Anderson's immediate family.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC. Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

                               Page 14 of 36 Pages

      The Shares reported hereby for Plantagenet are owned directly by it. Both PCP, as the general partner of Plantagenet, and PCMLLC, as the general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet. P. Anderson, as President, CEO and Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the Shares held directly by her. Anderson, as President and managing member of PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the beneficial owner of the Shares held by Plantagenet and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any Shares other than the 1,500 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 245,000 Shares held directly by him.

Item 6.  Contracts,  Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

      Except as otherwise described above (including but not limited to the discussion of Indeck's potential investment in the Company and requested changes to the Plan), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

                               Page 15 of 36 Pages

      There is filed herewith as Exhibit A the Motion, as Exhibit B the McParlan Declaration and as Exhibit C the Bennett Declaration, each as described in Item 4 above.

                               Page 16 of 36 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 1998

                           PLANTAGENET CAPITAL FUND, L.P.

                           By:PLANTAGENET CAPITAL PARTNERS, L.P.,
                              its General Partner

                           By:PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,
                              its General Partner


                           By: /s/ C. Derek Anderson
                              ____________________________________
                              Name: C. Derek Anderson
                              Title: Senior Managing Partner


                           PLANTAGENET CAPITAL PARTNERS, L.P.

                           By:PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,
                              its General Partner


                           By: /s/ C. Derek Anderson
                              ____________________________________
                              Name: C. Derek Anderson
                              Title: Senior Managing Partner


                           PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,


                           By: /s/ C. Derek Anderson
                              ____________________________________
                              Name: C. Derek Anderson
                              Title: Senior Managing Partner


                           ANDERSON CAPITAL MANAGEMENT, INC.,


                           By: /s/ Patricia Love Anderson
                              ____________________________________
                              Name: Patricia Love Anderson
                              Title: President & CEO

[Signatures continued to next page]

                               Page 17 of 36 Pages

[Signatures continued from prior page]


                           /s/ Patricia Love Anderson
                           ---------------------------------------
                           Patricia Love Anderson


                           /s/ John Zappettini
                           ---------------------------------------
                           John Zappettini


                           /s/ C. Derek Anderson
                           ----------------------------------------
                           C. Derek Anderson

                               Page 18 of 36 Pages

                                   SCHEDULE A

                         PLANTAGENET CAPITAL FUND, L.P.


                                NUMBER OF SHARES
                                 PURCHASED (P),
                                   SOLD (S) OR                  PRICE
        TRADE DATE               TRANSFERRED (T)              PER SHARE
                                                       (Including commission)

         05/18/98                   5,000 (P)                   $1.50
         05/21/98                   5,000 (P)                   $1.50
         05/26/98                  14,000 (P)                   $1.50
         06/30/98                   5,000 (P)                   $1.50
         07/01/98                  10,000 (P)                   $1.69
         07/01/98                  14,500 (P)                   $1.75
         07/02/98                  50,000 (P)                   $1.75
         07/07/98                  100,000 (P)                  $1.69
         07/07/98                  25,000 (P)                   $1.50
         07/13/98                  20,000 (P)                   $1.63
         07/14/98                  10,000 (P)                   $1.56
         07/14/98                  25,000 (P)                   $1.63

                               Page 19 of 36 Pages

                                   SCHEDULE B

                                C. DEREK ANDERSON


                                NUMBER OF SHARES
                                 PURCHASED (P),
                                   SOLD (S) OR                  PRICE
        TRADE DATE               TRANSFERRED (T)              PER SHARE
                                                       (Including commission)

         06/05/98                   5,000 (T)                   N/A (1)
         06/05/98                   5,000 (T)                   N/A (1)
         07/08/98                   5,000 (T)                   N/A (1)
         07/10/98                   5,000 (T)                   N/A (1)
         07/10/98                   5,000 (T)                   N/A (1)

-----------
      1 All of such transfers were consummated for no consideration between Anderson and members of Anderson's immediate family.

                               Page 20 of 36 Pages

                                  EXHIBIT INDEX

EXHIBIT A                             Motion

EXHIBIT B                             McParlan Declaration

EXHIBIT C                             Bennett Declaration

                               Page 21 of 36 Pages

                                                                       EXHIBIT A
                                                                              TO
                                                                     SHEDULE 13D


GOLD BENNETT & CERA LLP
PAUL F. BENNETT (State Bar #63318)
GEORGE S. TREVOR (State Bar #127875)
GARY GARRIGUES (State Bar #148667)
595 Market Street, Suite 2300
San Francisco, California  94105
Telephone:  (415) 777-2230
Facsimile:  (415) 777-5189

NEILSEN & SENIOR
NOEL S. HYDE
110 Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111
Telephone: (801) 532-1900

Attorneys for Equityholder
C. Derek Anderson

------------------------------------------------------------------------------

                      IN THE UNITED STATES BANKRUPTCY COURT

                   FOR THE DISTRICT OF UTAH, CENTRAL DIVISION

------------------------------------------------------------------------------

In re BONNEVILLE PACIFIC                  )     Bankruptcy No. 91A-27701
CORPORATION,                              )           (Chapter 11)
                                          )
      Debtor                              )
                                          )
                                          )
------------------------------------------------------------------------------

                      EX PARTE MOTION OF C. DEREK ANDERSON
                REQUESTING CONTINUANCE OF JULY 1, 1998 HEARING

                               Page 22 of 36 Pages

                                       I.

                                FACTUAL STATEMENT

      C. Derek Anderson ("Anderson") is a substantial holder of Bonneville-Pacific Corporation ("Bonneville" or "Debtor") common stock.1 On June 3, 1998, Roger G. Segal, the acting Chapter 11 Trustee for Bonneville (the "Trustee"), requested a continuance of the hearing on the Trustee's Disclosure Statement to July 1, 1998. Following the June 3, 1998 hearing, Anderson continued working on alternatives to the Trustee's Plan, including negotiations with a third party interested in making substantial equity investment into Bonneville. Such negotiations have resulted in a proposal made to the Trustee on June 30, 1998 by Indeck Energy Services, Inc. ("Indeck") to invest at least $30 million Bonneville and to acquire a controlling interest in the reorganized debtor.

      Indeck is one of a group of Indeck companies that provide equipment, operates and provides service support in the power industry. See Declaration of Tim McParlan ("McParlan Declaration"). Indeck has over thirty-five (35) years experience in the power industry. Indeck developed and currently owns twelve
(12) co-generation projects located in the United States, Canada, Central and South America, and Great Britain. Theses projects have a combined capacity of approximately 950MW. Other Indeck affiliated companies include Indeck Power Equipment, Indeck Operations, Inc., and Indeck Capital, Inc. See Exhibit "A" to McParlan Declaration. Indeck's executive offices are located in Buffalo Grove, Illinois, near Chicago.

--------
1/ As of June 30, 1998, Anderson or entities affiliated with Anderson directly or indirectly held or controlled almost 1,000,000 shares of Bonneville common stock.

(INDECK PLAN) EX PARTE MOTION OF C. DEREK ANDERSON REQUESTING CONTINUANCE OF JULY 1, 1998 HEARING ON APPROVAL OF TRUSTEE'S AMENDED DISCLOSURE STATEMENT

                                                                               1
                               Page 23 of 36 Pages

      During the week of June 29, 1998, Indeck executives began to conduct a review of Bonneville's operations and business prospects at Bonneville's offices in Salt Lake City. On June 29, 1998, Messrs. McParlan and Anderson met with the Trustee to express Indeck's strong interest in making a substantial equity investment in Bonneville. As a result of Indeck's review of Bonneville and their discussions with Anderson and the Trustee, Indeck has committed to making an investment of at least $30 million in Bonneville. Indeck's commitment, however, is subject to certain changes being made in the Proposed Plan of Reorganization. Anderson, working with his counsel and Indeck is preparing a plan of reorganization ("Indeck Plan") that incorporates the Indeck equity contribution. The Indeck Plan will be substantially similar to the Trustee's Proposed Plan of Reorganization. Under the Indeck Plan, the treatment of Classes 1-4 will remain the same as in the Trustee's present Plan. Classes 5-10 will receive cash instead of stock as proposed in the Trustee's current Plan. Indeck, as noted above, will make a substantial equity investment in the reorganized debtor and, in return, receive a controlling interest in the company. Current equityholders in Bonneville will continue to hold their shares in the reorganized debtor.

      The Indeck Plan will result in significant value to current equityholders while paying in full all senior classes and providing for substantial cash payments to junior classes. It will also result in a reorganized Bonneville infused with sufficient working capital and a team of experienced executives in the power industry. Such a plan is in the best interest of all claim holders in Bonneville.

                                       II.

                                RELIEF REQUESTED

          Anderson requests a continuance of the hearing on approval of any Disclosure Statement by twenty-one (21) days - from July 1, 1998 to July 22, 1998. Such a continuance

(INDECK PLAN) EX PARTE MOTION OF C. DEREK ANDERSON REQUESTING CONTINUANCE OF JULY 1, 1998 HEARING ON APPROVAL OF TRUSTEE'S AMENDED DISCLOSURE STATEMENT

                                                                               2
                               Page 24 of 36 Pages
is necessary so that the Indeck Plan can be finalized to reflect the Indeck investment in Bonneville, described Indeck's proposed business plan for the reorganized debtor, and make any further disclosures necessary as a result of Indeck obtaining control over Bonneville. Work on the Indeck Plan is presently underway.

      Anderson proposes that the Indeck Plan of Reorganization and Disclosure Statement for such Plan be filed with the Court and served on all interested parties by July 14, 1998. Objections, if any, to all Indeck Disclosure Statements should be filed by no later than July 20, 1998. The hearing on approval of all submitted Disclosure Statements would be held on July 22, 1998 at a time determined by the Court.

      A proposed form of order is submitted with this motion.

Dated:  July 1, 1998                 Respectfully submitted,

                                          GOLD BENNETT & CERA LLP

                                                     -and-

                                          NEILSEN & SENIOR

                                    By : /s/ Paul F. Bennett
                                         ------------------------------
                                          Paul F. Bennett

                                    Attorneys for Equityholder
                                    C. Derek Anderson

(INDECK PLAN) EX PARTE MOTION OF C. DEREK ANDERSON REQUESTING CONTINUANCE OF JULY 1, 1998 HEARING ON APPROVAL OF TRUSTEE'S AMENDED DISCLOSURE STATEMENT

                                                                               3
                               Page 25 of 36 Pages

                          CERTIFICATE OF HAND DELIVERY

      I HEREBY CERTIFY on this 1st day of July, 1998, I caused to be hand delivered a true and correct copy of the foregoing Ex Parte Motion of C. Derek Anderson Requesting Continuance of July 1, 1998 Hearing to the following:

                        Roger G. Segal
                        Vernon L. Hopkinson
                        COHNE, RAPPAPORT & SEGAL
                        525 East First South
                        Fifth Floor
                        Salt Lake City, UT  84102

                        Jeffrey L. Shields
                        CALLISTER, NEBEKER & McCULLOUGH
                        10 East South Temple, Suite No. 800
                        Salt Lake City, UT 84111


                                       /s/ [Illegible]
                                    -----------------------------

(INDECK PLAN) EX PARTE MOTION OF C. DEREK ANDERSON REQUESTING CONTINUANCE OF JULY 1, 1998 HEARING ON APPROVAL OF TRUSTEE'S AMENDED DISCLOSURE STATEMENT

                                                                               4
                               Page 26 of 36 Pages

GOLD BENNETT & CERA LLP
PAUL F. BENNETT (State Bar #63318)
GEORGE S. TREVOR (State Bar #127875)
GARY GARRIGUES (State Bar #148667)
595 Market Street, Suite 2300
San Francisco, California 94105
Telephone: (415)777-2230
Facsimile: (415)777-5189

NEILSEN & SENIOR
NOEL S. HYDE
1100 Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111
Telephone: (801)532-1900

Attorneys for Equityholder
C. Derek Anderson



------------------------------------------------------------------------------

                      IN THE UNITED STATES BANKRUPTCY COURT

                   FOR THE DISTRICT OF UTAH, CENTRAL DIVISION

------------------------------------------------------------------------------

In re BONNEVILLE PACIFIC                  )     Bankruptcy No. 91A-27701
CORPORATION,                              )           (Chapter 11)
                                          )
      Debtor                              )
                                          )
                                          )
------------------------------------------------------------------------------



                [PROPOSED] ORDER CONTINUING JULY 1, 1998 HEARING

                               Page 27 of 36 Pages

      Having considered equityholder C. Derek Anderson's Ex Parte Motion Requesting Continuance of the July 1, 1998 Hearing on Approval of Disclosure Statements and good cause appearing thereon, it is hereby ordered:

      1. The hearing on approval of the Disclosure Statements filed by Trustee Roger Segal and Wexford, set for July 1, 1998 at 2:00 p.m., is continued to July 22, 1998 at _____________;

      2. The Indeck  Disclosure  Statement  shall be filed on July 14, 1998;

      3. Objections, if any, to the Indeck Disclosure Statement shall be filed and served on or before July 20, 1998.

      4. A hearing on the approval of all Disclosure Statements shall be held on July 22, 1998 at _____________;

      IT IS SO ORDERED.





                                                ------------------------------
                                                John H. Allen
                                                United States Bankruptcy Judge

(INDECK PLAN) [PROPOSED] ORDER CONTINUING JULY 1, 1998 HEARING ON APPROVAL OF TRUSTEE'S AMENDED DISCLOSURE STATEMENT TO JULY 22, 1998

                                                                             -1-
                               Page 28 of 36 Pages

                                                                       EXHIBIT B
                                                                              TO
                                                                    SCHEDULE 13D


GOLD BENNETT & CERA LLP
PAUL F. BENNETT (State Bar #63318)
GEORGE S. TREVOR (State Bar #127875)
GARY GARRIGUES (State Bar #148667)
595 Market Street, Suite 2300
San Francisco, California  94105
Telephone:  (415) 777-2230
Facsimile:  (415) 777-5189

NEILSEN & SENIOR
NOEL S. HYDE
110 Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111
Telephone: (801) 532-1900

Attorneys for Equityholder
C. Derek Anderson

------------------------------------------------------------------------------

                      IN THE UNITED STATES BANKRUPTCY COURT

                  FOR THE DISTRICT OF UTAH, CENTRAL DIVISION

------------------------------------------------------------------------------

In re BONNEVILLE PACIFIC                  )     Bankruptcy No. 91A-27701
CORPORATION,                              )           (Chapter 11)
                                          )
      Debtor                              )
                                          )
                                          )
------------------------------------------------------------------------------



                    DECLARATION OF TIM McPARLAN IN SUPPORT OF
              C. DEREK ANDERSONS' [sic] EX PARTE MOTION REQUESTING
                       CONTINUANCE OF JULY 1, 1998 HEARING

                               Page 29 of 36 Pages

      I, Thomas McParlan, declare as follows:

      1. I am a senior executive with Indeck Energy Services, Inc., located in Buffalo Grove, Illinois. I make this declaration based upon my own personal knowledge and could, if called to do so, testify competently to the facts stated herein.

      2. Indeck Energy Services, Inc. is part of the Indeck group of companies. The Indeck group of companies provide equipment and service support to the power industry. Indeck has operated in the power industry since 1960. Indeck Energy Services, Inc. ("Indeck") develops co-generation projects. Indeck has developed, placed in service, and/or owns twelve (12) facilities with a combined capacity of approximately 950MW. Indeck is a leading developer, owner and operator of independent power projects in the United States, Canada, and Great Britain. See Exhibit "A" attached hereto which describes the affiliates of the Indeck group of companies.

      3. In May 1998, I was contracted by C. Derek Anderson regarding Bonneville Pacific Corp. ("Bonneville"). I was advised that Mr. Anderson was a shareholder of Bonneville, and that the Chapter 11 Trustee of Bonneville was proposing a Plan of Reorganization in the United States Bankruptcy Court. Mr. Anderson asked if Indeck was interested in operating or making an equity investment in Bonneville. On June 18, 1998, I traveled to San Francisco along with William Felts, senior vice president of business development for Indeck and our investment advisor and in-house counsel. In San Francisco, we met with Mr. Anderson and his advisors and expressed our interest in going forward with a possible investment in Bonneville.

      4. During the week of June 22, 1998, Indeck's senior executives continued their review of Bonneville's businesses. From that review, Indeck determined that it was interested in going forward with a possible investment in Bonneville. After reviewing proposed terms prepared by Mr. Anderson, I met with Bonneville's Trustee, Roger Segal, and Mr. Anderson, on June 29, 1998 in Salt Lake City. At that meeting, I advised Mr. Segal that Indeck was

DECLARATION OF TIM MCPARLAN IN SUPPORT OF C. DEREK ANDERSON'S EX PARTE MOTION FOR CONTINUANCE OF JULY 1, 1998 HEARING

                                                                             -2-
                               Page 30 of 36 Pages
very interested in going forward with a proposed investment in Bonneville and working with Anderson, the Trustee, and other interested parties in preparing a revised Plan of Reorganization for Bonneville.

      5. I have had Mr. Anderson forward to the Trustee Indeck's proposal terms for an investment in Bonneville. The proposal by Indeck provides for a cash payment of at least $30 million in return for a minimum of fifty-one percent (51%) of the outstanding common stock of the reorganized debtor subject to further due diligence. The treatment of all senior creditors (Classes 1-4) shall be in accordance with the Trustee's presently proposed Plan. No change shall be made in the amount of allowed claims in Classes 5-10. However, treatment of these claims shall be different under Indeck's proposal since these classes will be paid in cash, funded from Indeck's cash contribution, instead of stock in the reorganized debtor. Bonneville's status as a public company will be retained and Indeck will appoint four (4) of its seven (7) directors. The minority shareholders shall appoint three (3) of the directors in the reorganized debtor.

      6. Indeck is currently preparing a Business Plan for the reorganized debtor and working with Mr. Anderson to prepare an amended plan to reflect the Indeck proposal.

      I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct and that this declaration is executed on the 1st day of July, 1998 in Buffalo Grove, Illinois.


                                            /s/ Thomas McParlan
                                          -------------------------------
                                                Thomas McParlan

DECLARATION OF TIM MCPARLAN IN SUPPORT OF C. DEREK ANDERSON'S EX PARTE MOTION FOR CONTINUANCE OF JULY 1, 1998 HEARING

                                                                             -3-
                               Page 31 of 36 Pages

                                       [Exhibit A to Declaration of Tim McParlan
                                in Support of C.Derek Anderson's Ex Parte Motion
                                 Requesting Continuance of July 1, 1998 Hearing]


[INDECK Logo]                                         INDECK  GROUP OF COMPANIES

The Indeck Group of Companies provide equipment and service support to the power industry. Indeck capitalizes on the experience and strength of our affiliates to offer a full spectrum of knowledge.

Equipment
INDECK POWER EQUIPMENT was formed in 1960 to purchase, recondition and resell industrial package boilers. It has since expanded to include rental of emergency steam and electric generating equipment, as well as, sale of new industrial boilers and water treatment equipment. Indeck Power Equipment has the largest fleet of rental steam generators in North America.

Project Development
INDECK ENERGY SERVICES, INC. was formed in 1985 to develop cogeneration projects. It has developed, placed in service, and owns twelve facilities with a combined capacity of approximately 950MW. Indeck Energy Services is a leading developer, owner, and operator of independent power projects in the United States, Canada, Central and South America, and Great Britain.

Operations
INDECK OPERATIONS, INC. was formed in 1991 to consolidate the operating activities at cogeneration plants owned by Indeck Energy Services and pursue operating and maintenance agreements for other facilities. Presently, IOI employs personnel at twelve power generating plants in the US and Central America with a total capacity of 580MW. IOI also has a roving maintenance service group that performs maintenance on heavy frame industrial gas turbines.

Financial
INDECK CAPITAL, INC. was formed in 1994 to take advantage of the restructuring of the electric power industry in the United States power market. Through its Indeck North American Power Fund and the family of Energy Investor Funds, Indeck Capital manages equity investments in energy related assets totaling over $2 billion worldwide. The funds invest in power and non-power related assets from the development stage through projects which are commercially operational.

          For more information contact Indeck at 800/275-5658 600 North
             Buffalo Grove Road, Suite 300 o Buffalo Grove, IL 60089

                               Page 32 of 36 Pages

                                                                       EXHIBIT C
                                                                              TO
                                                                    SCHEDULE 13D


GOLD BENNETT & CERA LLP
PAUL F. BENNETT (State Bar #63318)
GEORGE S. TREVOR (State Bar #127875)
GARY GARRIGUES (State Bar #148667)
595 Market Street, Suite 2300
San Francisco, California 94105
Telephone: (415)777-2230
Facsimile: (415)777-5189

NEILSEN & SENIOR
NOEL S. HYDE
1100 Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111
Telephone: (801)532-1900

Attorneys for Equityholder
C. Derek Anderson



------------------------------------------------------------------------------

                      IN THE UNITED STATES BANKRUPTCY COURT

                   FOR THE DISTRICT OF UTAH, CENTRAL DIVISION

------------------------------------------------------------------------------

In re BONNEVILLE PACIFIC                  )     Bankruptcy No. 91A-27701
CORPORATION,                              )           (Chapter 11)
                                          )
      Debtor                              )
                                          )
                                          )
------------------------------------------------------------------------------



                  DECLARATION OF PAUL F. BENNETT IN SUPPORT OF
                    EX PARTE MOTION OF C. DEREK ANDERSON FOR
                       CONTINUANCE OF JULY 1, 1998 HEARING

                               Page 33 of 36 Pages

      I, Paul F. Bennett, declare as follows:

      1. I am an attorney at law, admitted to practice pro hac vice before this Court. I represent C. Derek Anderson, an equityholder in Bonneville Pacific Corp.

      2. Attached hereto as Exhibit "A" is a true and correct copy of a letter dated June 30, 1998 sent by facsimile transmission to Roger Segal, Chapter 11 Trustee for Bonneville Pacific Corp. from C. Derek Anderson. Attached to this letter is a proposal prepared by Mr. Anderson and Indeck regarding a cash investment by Indeck Energy Services, Inc. of at least $30 million in Bonneville Pacific Corp. The proposal also requests certain changes in the Trustee's Proposed Plan of Reorganization for Bonneville Pacific Corporation based upon Indeck's proposed cash investment.

      I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct and that this declaration is executed on the 30th day of June, 1998 in San Francisco, California.



                                                  /s/ Paul F. Bennett
                                                ----------------------------
                                                      Paul F. Bennett

DECLARATION OF PAUL F. BENNETT IN SUPPORT OF EX PARTE MOTION

                                                                             -2-
                               Page 34 of 36 Pages

                                    [Exhibit A to Declaration of Paul F. Bennett
                          in Support of Ex Parte Motion of C. Derek Anderson for
                                            Continuance of July 1, 1998 Hearing]


               [Letterhead of Plantagenet Capital Management LLC]

June 30, 1998


Roger G. Segal, Esq.
Trustee for Bonneville Pacific Corp.                          Sent via Facsimile
c/o Cohen Rappaport & Segal, PC
525 E. 100 South, 5th Floor
Salt Lake City, UT  84102

Dear Roger:

Pursuant to our meeting of yesterday and my telephone call with you this morning, I am enclosing a proposal by Indeck Energy Service [sic], Inc. ("Indeck") for the reroganization [sic] of Bonneville Pacific Corporation.

As we have discussed, Indeck has tracked the current Trustee's plan with respect to the treatment of senior creditors. With respect to junior creditors, the Indeck proposal calls for an all cash payment of 60% of the estimated stock value under the current plan. Additionally, under its proposal, Indeck will invest at least $30 million for a majority equity stake in the reorganized debtor. Further due diligence is requested.

This proposal can be easily adopted by the Trustee into an amended Trustee's plan. It will have the support of senior creditors and it will have the support of equityholders in light of the increased long-term value of the company. Further, this plan would result in significant working capital to be available to the corporation to expand its business. The growth of the business would not be constrained in any way by the lack of capital. In addition, Indeck allows for you, as Trustee, to maximize value for all stakeholders in order to timely resolve this bankruptcy with only a short continuance needed to amend your plan.

I have enclosed a schedule of the general terms of the Indeck proposal that has been signed off by Indeck. This commitment from Indeck allows you to move forward at the July 1, 1998 hearing to seek a short delay in the circulation of the Trustee's disclosure statement.

Please advise me immediately as to whether or not you will support a continuance so that Indeck and you will be able to amend the Trustee's plan in accordance with the Indeck proposal.

Regards,

/s/ C. Derek Anderson

C. Derek Anderson
Senior Managing Partner

CDA:jz
Enclosures
cc:  Paul F. Bennett, Esq.
     Tim McParlan, Indeck Energy Services, Inc.
     William L. Felts, Indeck Energy Services, Inc.

                               Page 35 of 36 Pages

                         Bonneville Pacific Corporation

                                 INDECK Proposal

Request Trustee to amend his Plan of Reorganization as follows:

1.    No change in amount of claims allowed; only in treatment

2. Cash payment and all other financial considerations to Senior Creditors in accordance with current Trustee's Plan

3. Cash payment to Junior Creditors equal to 60% of value of stock settlement under current Plan proposal

4. Cash payment by Indeck of at least $30 million for a majority equity share of reorganized debtor in order to operate the company under a new business plan (final valuation subject to due diligence)

5.    Trustee and Treasury shares cancelled

6.    Public company status required

7.    Four seats of Board of Directors appointed by INDECK

8.    Three seats of Board of Directors appointed by minority shareholders

9.    Class 11 votes on Plan Confirmation

10.   Reimbursement of fees and expenses to INDECK and Anderson

-------------------------------------------------------------------------------
Class         Allowed      Treatment    Cash and     Treatment    Cash
              Claim        under        Stock value  under        payment
              under        current      under        INDECK's     under
              current      Trustee's    current      Proposal     INDECK's
              Trustee's    Plan         Trustee's                 Proposal (1)
              Plan                      Plan
-------------------------------------------------------------------------------
Admin         Range        Cash             $5 - $15 Same             $5 - $15
                                             million                   million
-------------------------------------------------------------------------------
1             100%         Cash                5,826 Same                5,826
-------------------------------------------------------------------------------
2             100%         Cash           46,715,784 Same           46,715,784
-------------------------------------------------------------------------------
3             100%         Cash            3,931,822 Same            3,931,822
-------------------------------------------------------------------------------
4             100%         Cash           64,750,169 Same           64,750,169
              Principal
-------------------------------------------------------------------------------
4             Interest     Cash           28,814,854 Same           28,814,854
              from
              Petition
              date
-------------------------------------------------------------------------------
5             100%         Stock           5,500,000 Cash (60%)      3,300,000
-------------------------------------------------------------------------------
6             70% of       Stock           7,000,000 Cash (60%)      4,200,000
              original
              Claim
-------------------------------------------------------------------------------
7             26% of       Stock             725,000 Cash (60%)        435,000
              original
              Claim
-------------------------------------------------------------------------------
8             10% of       Stock             894,500 Cash (60%)        536,700
              original
              Claim
-------------------------------------------------------------------------------
9             57% of       Stock          18,810,000 Cash (60%)     11,286,000
              original
              Claim (2)
-------------------------------------------------------------------------------
10            57% of       Stock           6,270,000 Cash (60%)      3,762,000
              original
              Claim (2)
-------------------------------------------------------------------------------
      (1) Distribution Date for above is 12/31/97; actual interest to be adjusted accordingly.
      (2)  Midpoint  of  57%  for  Classes  9  and  10   depending   on  actual
Administrative Claims paid.

      CONFIDENTIAL                             Approved by INDECK /s/ W L Felts
      Prepared 6/30/98

                               Page 36 of 36 Pages